July 9, 2025

J. Douglas Ramsey, Ph.D
Chief Executive Officer
YD Bio Limited
955 West John Carpenter Freeway
Suite 100-929
Irving, TX 75039

Ethan Shen, Ph.D
Chief Executive Officer
YD Biopharma Limited
12F., No. 3, Xingnan St.
Nangang Dist.
Taipei City 115001, Taiwan

       Re: YD Bio Limited
           Amendment No. 7 to Registration Statement on Form F-4
           Filed July 7, 2025
           File No. 333-283428
Dear J. Douglas Ramsey Ph.D and Ethan Shen Ph.D:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2025 letter.
 July 9, 2025
Page 2
Amendment No. 7 to Registration Statement on Form F-4, Filed July 7, 2025
Exhibits

1. We note Assumption 2(n) in the legal opinion filed as Exhibit 5.1: "the issue of any
       Offering Shares pursuant to the Registration Statement and the Merger Agreement,
       and the issue of the Warrant Shares upon the exercise of the Warrants pursuant to the
       Merger Agreement and the Warrant Agreement at the time of issuance, whether as principal issue or on the conversion, exchange or exercise of any Ordinary Shares or
       Warrants, would not result in the Company exceeding its then authorised share capital; and upon the issue of any such Ordinary Shares, the Company will receive consideration for the full issue price thereof which shall be equal to at least the par value thereof." Please remove this assumption as counsel can not assume that the registrant has sufficient authorized shares. Refer to Section II.B.3.a of Staff Legal
       Bulletin No. 19.
2. We note that Pubco Warrants are registered pursuant to this registration statement, and the only legal opinion opining on the registered securities, filed as Exhibit 5.1, does not opine on the Pubco Warrants. Please advise whether a separate legal opinion opining on the Pubco Warrants will be filed. Refer to Staff Legal Bulletin No. 19.
       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Sawicki at 202-551-7153 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Mathew J. Saur, Esq.
      Marc Rivera, Esq.